EXHIBIT 1.01

Visteon Corporation
Conflict Minerals Report
For the Year Ended December 31, 2023

This report is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). These requirements apply to SEC registrants regardless of the geographic origin of the tin, tantalum, tungsten, and gold (“3TG”), and whether or not they fund armed conflict. If the registrant has reason to believe that any of the 3TG contained in its products may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (“Covered Country”), or is unable to determine the country of origin of their 3TG, the registrant is required to submit a conflict minerals report which includes a description of the measures it took to exercise due diligence on the source and chain of custody of its 3TG.
Company and Product Overview
Visteon Corporation (the "Company" or "Visteon") is a global automotive technology company serving the mobility industry, dedicated to creating more enjoyable, connected, and safe driving experiences. The Company's platforms leverage proven, scalable hardware and software solutions that enable the digital, electric, and autonomous evolution of the Company's global automotive customers. Visteon products align with key industry trends and include digital instrument clusters, domain controllers with integrated advanced driver assistance systems ("ADAS"), displays, Android-based infotainment systems, and battery management systems. Based on product assessments, a significant percentage of Visteon’s products contain one or more 3TG mineral. In most cases, Visteon does not directly source the mineral content of its products and therefore must conduct inquiries that trace its supply chain to confirm the origin of those minerals.
Reasonable Country of Origin Inquiry (“RCOI”)
We conducted our country of origin inquiry in good faith, and we believe that such inquiry was reasonable to allow us to make our determination regarding the country of origin of the 3TG in our products.  After reviewing the results of our reasonable country of origin inquiry, we determined that we had reason to believe that some of the 3TG necessary for the functionality or production of our products may have originated in the DRC or a Covered Country during 2023, all within the meaning of the Rule.

Visteon is supported by a complex and multi-tiered supply chain primarily located outside of the U.S., with most entities manufacturing in foreign countries. Visteon conducted an extensive survey that contained questions about the supply chain’s use and origin of all 3TG contained in its products, primarily at a company level. Further, the inquiry requested specific information about the smelters or refiners who directly purchase 3TG content in their supply chain, their company’s conflict minerals policy, and specific due diligence measures. The tool used to conduct this survey was the Responsible Mineral Initiative’s (RMI) Conflict Minerals Reporting Template (CMRT), which is the cross-industry standardized reporting tool hosted by the Responsible Minerals Initiative (“RMI”).

Visteon’s terms and conditions and Supplier Code of Conduct require compliance with all applicable laws, company policies, and customer requirements. Additionally, Visteon has actively communicated with its global supply chain to inform, educate, and set expectations for the responsible sourcing of all 3TG content.

oInformation – Visteon communicated with each identified supplier regarding the SEC Rule, OECD Due Diligence Guidance, Visteon’s conflict minerals policy located at https://www.visteon.com/company/policies-compliance/ which included the cascade and reasonable enforcement of the Responsible Minerals Assurance Process (RMAP) and the current reporting requirements
oEducation – Visteon included training resources in its supplier communication package as well as providing detailed assessments and action plans for individual suppliers throughout the year based on the specific data provided by their companies
oExpectations – Visteon communicated with each identified supplier regarding the necessary due diligence efforts to submit a complete and valid report which included:

oThe identification of any 3TG minerals that were intentionally added or necessary to the functionality of their supplied products
oThe identification of smelters or refiners who process those minerals
oThe determination of whether any 3TG mineral originated or may have originated from a Covered Country
oThe mine country location of any 3TG minerals
oImprovements in the data completeness and validity of smelter or refiner lists for each metal as compared with the previous reporting year
oRemoval of specific smelters or refiners from Visteon’s supply chain, as deemed appropriate

Design of Due Diligence

Visteon’s due diligence process has been designed to conform to the internationally recognized framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas (the “OECD Due Diligence Guidance”).

Due Diligence Measures Performed

Management Systems

Visteon has established an internal management team to oversee its conflict minerals compliance activities. The management team includes executives and other leaders from legal and compliance, purchasing, sales and corporate communications. The core management team is tasked with developing the company’s conflict minerals compliance program, operating procedure, policy, and strategy. Additionally, Visteon has staffed an extended team of highly trained analysts supporting supply chain engagement and due diligence analysis. Visteon’s senior leaders and audit committee members are updated on a regular basis of the program’s progress and status.

Grievance Mechanism

The employees involved with intake and grievance resolution have been adequately trained on conflict minerals and related concerns. Visteon provides both employees and external stakeholders with a way to report concerns to Visteon through its ethics website or hotline. The following information details how reporters may contact Visteon:

•Before June 28, 2024, reporters may contact www.visteon.ethicspoint.com or +1-855-266-7041.
•Effective June 28, 2024, reporters should contact 1-877-866-9672 or https://www.clearviewconnects.com/Home.htm?org=vstn115&lang=en.
•Visteon’s policy regarding conflict minerals can be found at https://www.visteon.com/company/policies-compliance/.

Identification of Risks in the Supply Chain

The incoming data was assessed by Visteon’s due diligence team who is trained in the fundamentals of the Rule and all relevant guidance available through the SEC, the OECD, industry and trade associations, and Visteon’s internal operating procedures, including those related to conflict minerals and trade compliance. All data was assessed using a standardized format and the latest available data analysis tools from the Responsible Minerals Initiative which provides individual smelter and refiner information regarding the sourcing of 3TG from conflict-free mine locations. Detailed records and metrics were kept on all incoming survey responses and all supplier communications. Among its objectives, Visteon focused on compliance with its requirements by its supply chain as well as year-over-year improvements in the quality of smelter or refiner data submitted and the improvement in the number of smelters and refiners confirmed as conflict-free.

Supplier responses are monitored by the Company’s due diligence team to analyze the gaps and risks in each supplier’s report. Certain suppliers were further engaged by the due diligence team and were provided an assessment of their reported smelter or refiner data using the latest tools available to members of the RMI. The assessment provides the supplier with a detailed analysis of the smelters and refiners that they reported to Visteon and their latest RMI audit or other engagement status.

Strategy to Respond to Risks in the Supply Chain

Visteon is an active member of the Responsible Minerals Initiative which facilitates cross-industry efforts to audit and certify known smelters and refiners as conflict-free. The data on which we relied for certain statements in this declaration was obtained through our membership in the RMI using the information available for member “VIST.” Visteon’s risk assessment of its supply chain was based on extensive criteria, including the data which is available to members of the RMI about the conflict-free status of each smelter and refiner. Certain suppliers are assigned an internal risk rating associated with their completeness and validity of the reported smelter or refiner data, any provided country of origin information and the conflict-free status of their supply chain. Suppliers who did not adequately respond in Visteon’s requested format were tracked and engaged by the company’s purchasing organization. In support of year-over-year improvements, certain suppliers were individually contacted by Visteon’s due diligence team regarding next-steps based on their company’s individual declarations of smelter or refiners not yet confirmed as conflict-free by the RMI. Additionally, Visteon continues its compliance with the applicable sanctions and export control laws of the United States of America, and the various countries where it does business. Smelters and refiners are screened and assessed on a regular basis to maintain this compliance based on the unique circumstances of each entity. Visteon does not engage, directly or indirectly, in transactions with the smelters or refiners reported by our supply chain.

Visteon directly contacted certain smelters and refiners reported by its supply chain based on the progress each entity was making toward becoming conflict-free. Certain smelters or refiners who were not found to be conflict-free or actively engaging with the RMI were contacted directly and encouraged to participate in the Responsible Minerals Assurance Process (RMAP) audit program.

Third Party Audit of Supply Chain Due Diligence

Visteon supports smelter and refiner audits through the Responsible Minerals Assurance Process and its RMI membership. Additionally, the Company participates in various industry and cross-industry initiatives dedicated to providing conflict mineral reporting and compliance solutions to the upstream supply chain.

Annual Reporting on Supply Chain Due Diligence

Visteon’s Form SD and Conflict Minerals Report are filed annually with the SEC and a copy of the report, including the most recent results of the Company’s RCOI and due diligence efforts is available on the company’s website at https://www.visteon.com/company/policies-compliance/

and also on the company’s website in the investors section under SEC filings at http://www.visteon.com/investors/sec.html.

Due Diligence Results

The result of Visteon’s RCOI and due diligence efforts have found no evidence that the 3TG contained in the company’s product supports armed conflict in the DRC or any Covered Country. The data reported from our direct suppliers as well as the smelters and refiners engaged by the Company is at a specific point in time and will be evaluated on a continuous basis in response to changes in Visteon’s supply chain.

Due to the dynamic nature of Visteon’s supply chain, supplier engagement is on-going. Communication and next-steps, including escalation, are tracked on a company-by-company basis and include additional engagement by Visteon’s due diligence team as well as the Company’s purchasing organization.

As part of Visteon’s reasonable country of origin inquiry, the Company requested its suppliers to disclose the mine location information for any smelter or refiner who was not certified as conflict-free through the RMI RMAP. Visteon has access to mine location information for all smelters or refiners who are certified as conflict-free through the RMAP.

Based on the data provided by our supply chain and the company’s own due diligence efforts, the reported source countries for our 3TG are included below:

Smelter and Refiner Reporting Results

Smelter and Refiner and Country of Origin Information As Reported by Suppliers
Metal	Conformant						Active	Smelters not Active/ Conformant
	Covered Country Sourced	Non-Covered Country Sourced	HR	LR	Not Disclosed	Recycled or Scrap
Gold (Total Unique Smelters = 190)	67	87	84	11	2	84	7	88
Tantalum (Total Unique Smelters = 44)	28	38	31	21	6	30	1	4
Tin (Total Unique Smelters = 89)	35	65	53	53	3	32	3	17
Tungsten (Total Unique Smelters = 52)	22	20	24	6	2	25	1	17

Aggregate Mine Country Locations As Reported
Afghanistan
Albania
Andorra
Angola*
Argentina
Australia
Austria
Bolivia
Brazil
Bulgaria
Burkina Faso
Burundi*
Cambodia
Canada
Central African Republic*
Chile
China
Colombia
Czech Republic
Democratic Republic of Congo*
Djibouti
Dominican Republic
Ecuador
Egypt
England
Eritrea
Estonia
Ethiopia
Finland
France
Germany
Ghana
Guinea
Guyana
India

Indonesia
Ireland
Ivory Coast
Japan
Kazakhstan
Kenya
Korea
Kyrgyzstan
Laos
Liberia
Liechtenstein
Lithuania
Madagascar
Malawi
Malaysia
Mali
Mauritania
Mexico
Mongolia
Morocco
Mozambique
Myanmar
Namibia
New Zealand
Niger
Nigeria
Panama
Papua New Guinea
Peru
Philippines
Poland
Portugal
Pulau
Republic of Korea
Russia
Rwanda*
Saudi Arabia
Sierra Leone
Slovakia
South Africa
South Sudan*

Spain
Sudan
Suriname
Sweden
Switzerland
Taiwan
Tanzania*
Thailand
Turkey
Uganda*
United Kingdom
United States of America
Uzbekistan
Vietnam
Zambia*
Zimbabwe

*The DRC and the covered countries

We note the following information contained in the foregoing table and regarding the Company’s RCOI and Due Diligence Results:

(1)The smelters and refiners reflected in the table were identified by our suppliers as potentially being part of our 2023 supply chain. Not all suppliers, however, responded to our inquiries, and those that did provided various levels of information, which may include under or over reporting smelter and refiner information, and disclosing data at a company level, or other defined scope. Accordingly, the data we received may not reflect the actual smelters and refiners supplying minerals to Visteon’s supply chain and we have no data to establish that a particular smelter and/or refiner actually processed the 3TG in Visteon’s products.

(2)All compliance status information in the table is as of May 1, 2024.

(3)The CMRT used for Visteon’s RCOI is a cross-industry data collection tool on which Visteon depends to obtain smelter and refiner data from its supply chain only for the purpose of conflict minerals reporting.  This tool is limited in its ability to provide visibility beyond our direct suppliers, and its results, and this CMR, cannot be relied on for supply chain mapping purposes and have no connection to any other human rights, forced labor or similar legislation.

(4)“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment protocol. Entities who are conformant to the RMAP standards today may or may not remain conformant to the program in the future.

(5)“Active” means that the smelter or refiner has committed to undergo an RMAP assessment, completed the relevant documents and scheduled the on-site assessment. These smelters and refiners may be in the pre-assessment, assessment, or corrective-action phases of the assessment.

(6)“HR” means countries identified by smelters and refiners as conflict-affected and high-risk. Some of these countries have been disclosed by some smelters and refiners to be high-risk but disclosed by other smelters and refiners to be low-risk.

(7)“LR” means countries identified by smelters and refiners as low-risk. Some of these countries have been disclosed by some smelters and refiners to be low-risk but disclosed by other smelters and refiners to be high-risk.

(8)“Covered Countries” means the DRC and its adjoining countries.

(9)If a smelter or refiner may have sourced from multiple sources, it is included in the table under each potentially applicable category, and the compliance status and origin information reflected in the table is based solely on information made available by the RMI to its members, without independent verification by us.

Steps to be taken to Improve Due Diligence and Mitigate Risk

As Visteon continues its conflict mineral due diligence efforts, the following steps will be taken to improve due diligence and mitigate the risk that the necessary 3TG in our products may have benefitted armed groups in the DRC or Covered Countries:

•Continue to escalate any unresponsive suppliers through Visteon’s purchasing management.
•Continue to engage with certain suppliers who have reported data to Visteon and provide detailed assessment and action plans for their data completeness, validity and the conflict-free status of their smelters and refiners.
•Continue to monitor supplier performance and implement an escalation process for underperforming suppliers.
•Continue membership and support of RMI best practices and build leverage over the supply chain in line with the OECD Due Diligence Guidance.
•Directly engage with our supply chain to encourage participation in the Responsible Minerals Assurance Process.
•Visteon will take steps to appropriately address any entity that is not in compliance with the requirements contained in Visteon’s Supplier Code of Conduct.